Ur-Energy’s Lost Creek NRC Application Moves Forward

Denver, Colorado (Marketwire – June 17, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or the “Corporation”) is pleased to announce that the United States Nuclear Regulatory Commission (NRC) has deemed the Corporation’s application to construct and operate the Lost Creek ISR project, Sweetwater County, Wyoming acceptable. The NRC will now commence a detailed technical and environmental review of the Corporation’s application, which the NRC strives to complete in 150 days.

Ur-Energy, acting through its wholly-owned subsidiary Lost Creek ISR, LLC, submitted an upgraded Source Material License Application for the Lost Creek ISR project on March 20, 2008. The application was made available through NRC’s Agencywide Documents Access and Management System (ADAMS) on April 14, 2008. A copy of the NRC acceptance letter is also available on ADAMS.

On May 22, 2008, the Corporation announced that the Wyoming Department of Environmental Quality (WDEQ) found the Lost Creek ISR project Permit to Mine Application to be complete. This is the first permit application to advance past the WDEQ’s completeness review in recent years. The WDEQ has initiated its technical review of the Corporation’s application and likewise strives to complete the technical review in 150 days.

“The acceptance of these two applications is a significant measure of progress for the Lost Creek project. Having passed both review phases is attributable to the thoroughness of our personnel to prepare and submit applications of the highest caliber,” stated Ur-Energy’s President and CEO, Bill Boberg. “Ur-Energy is ready for the next phase of the application process, and we look forward to working with both these agencies to advance the Lost Creek ISR project to production.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.